Exhibit 3.1.1

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

HUDSON HOLDING CORPORATION

Pursuant to Delaware General Corporation Law Section 242, Hudson Holding Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:

1.	The name of the corporation is (hereinafter called the “Corporation”) is Hudson Holding Corporation.

2.	That the board of directors, and stockholders of the Corporation holding a majority in interest of the outstanding shares of common stock of the Corporation, approved the following amendment to the Corporation’s Certificate of Incorporation:

3.	Article FOURTH of the Corporation’s Certificate of Incorporation is hereby amended in its entirety to read as follows:

“FOURTH: The aggregate number of shares which the Corporation is authorized to issue is two hundred and one million (201,000,000), divided into classes as follows:

A.	Two Hundred million (200,000,000) shares of common stock, $.001 par value per share (hereinafter called the “Common Stock”);

B.	One million (1,000,000) shares of preferred stock, $.001 par value per share, to be issued in series (the “Preferred Stock”).

The following is a statement of the designations, powers, preferences and rights, and the qualifications, limitations or restrictions with respect to the Preferred Stock of the Corporation: The shares of Preferred Stock may be issued in one or more series, and each series shall be so designated as to distinguish the shares thereof from the shares of all other series. Authority is hereby expressly granted to the Board of Directors of the Corporation to fix, subject to the provisions herein set forth, before the issuance of any shares of a particular series, the number, designations and relative rights, preferences and limitations of the shares of such series including (1) voting rights, if any, which may include the right to vote together as a single class with the Common Stock and any other series of the Preferred stock with the number of votes per share accorded to shares of such series being the same as or different from that accorded to such other shares, (2) the dividend rate per annum, if any, and the terms and conditions pertaining to dividends and whether such dividends shall be cumulative, (3) the amount or amounts payable upon such voluntary or involuntary liquidation, (4) the redemption price or prices, if any, and the terms and conditions of the redemption, (5) sinking fund provisions, if any, for the redemption or purchase of such shares, (6) the terms and conditions on which such shares are convertible, in the event the shares are to have conversion rights, and (7) any other rights, preferences and limitations pertaining to such series which may be fixed by the Board of Directors pursuant to the Delaware General Corporation Law.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by Keith Knox, its President, on August 13, 2008.

Hudson Holding Corporation

By:	/s/ Keith Knox
Keith Knox, President